UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42468

CELLYAN BIOTECHNOLOGY CO., LTD

(Exact name of registrant as specified in its charter)

4/ Room B1, 5/F., Well Town Industrial Building,

13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Cellyan Biotechnology Co., Ltd (the “Company”) held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on September 21, 2026 at 10:00 p.m. Hong Kong Time (10:00 a.m. Eastern Standard Time on September 21, 2026) at 11th Floor, Xinghe Development Center, Fuhua 3rd Road, Futian District, Shenzhen, China 518000.

Holders of 3,395,958 Class A ordinary shares (each carrying one (1) vote per share) and 7,150,000 Class B ordinary shares (each carrying fifty (50) votes per share) of the Company were present online or by proxy at the meeting, representing an aggregate of 360,895,958 votes, or approximately 90.29% of the total 399,667,457 votes attaching to all outstanding ordinary shares entitled to vote as of the record date of September 9, 2026 and therefore constituting a quorum. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Share Consolidation

The shareholders approved as an ordinary resolution, that (i) a share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of one (1)-for-twenty (20), whereby every twenty (20) Class A ordinary shares of a nominal or par value of US$0.001 each be consolidated into one (1) Class A ordinary share of a nominal or par value of US$0.02, and every twenty (20) Class B ordinary shares of a nominal or par value of US$0.001 each be consolidated into one (1) Class B ordinary share of a nominal or par value of US$0.02 (the “Share Consolidation”), effective on the date confirmed by The Nasdaq Stock Market LLC (“Nasdaq”) or on a date to which Nasdaq has raised no objection (the “Effective Date”); (ii) as a consequence of the Share Consolidation, the authorized share capital of the Company be changed from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, comprising 940,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 60,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, to US$1,000,000 divided into 50,000,000 ordinary shares of par value of US$0.02 each, comprising 47,000,000 Class A ordinary shares of a nominal or par value of US$0.02 each and 3,000,000 Class B ordinary shares of a nominal or par value of US$0.02 each; (iii) no fractional shares shall be issued to any shareholder in connection with the Share Consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation; (iv) any director or officer of the Company be authorized to make all necessary filings with Nasdaq in connection with the Share Consolidation; (v) the Company’s registered office provider be authorized and instructed to attend to the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) as may be required in relation to the Share Consolidation; and (vi) the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation.

For	Against	Abstain
360,889,111	6,847	0

2. Fifth Amended Memorandum and Articles of Association

The shareholders approved, as a special resolution, subject to approval by the shareholders of the Share Consolidation and conditional upon the effectiveness of the Share Consolidation: (i) to amend and restate the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix A (the “Fifth Amended M&A”), to reflect the Share Consolidation, effective upon the Effective Date; and (ii) to authorize the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the board of directors of the Company (the “Board”) to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

For	Against	Abstain
360,889,111	6,846	1

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-298301) and Form F-3 (No. 333-296754) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLYAN BIOTECHNOLOGY CO., LTD

Date: September 23, 2026	By:	/s/ Chenyu Liang
	Name:	Chenyu Liang
	Title:	Director and Chief Executive Officer

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